UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

April 29, 2005

CHAIRMAN'S REPORT

Dear Shareholder,

Your directors take pleasure in reporting on the Company's progress during 2004. The year marked the transition of Great Panther from a purely exploration company to that of an imminent producer.

Our growth strategy continues to be based on establishing a sound foundation for the Company through production and cash flows, while providing for significant share price appreciation through high quality exploration projects with discovery potential. As such, Great Panther has acquired properties with near-term production and exploration potential in Mexico, the world's largest producer of silver, along with the competent management required to capitalize on those opportunities.

As part of our year-long due diligence, we drilled more than 7,400 metres at the Topia Silver Mine, a past-producing silver-lead-zinc mine in the historic mining district of Topia in the state of Durango, Mexico. The result was our decision to proceed with the purchase of 100% of this property, which includes a mill, houses and a complete mining infrastructure. We expect to put the mine back into production during the third quarter of 2005.

We conducted an extensive mapping and sampling program at the San Antonio gold and copper project in the prolific Guadalupe y Calvo Mining District of southern Chihuahua. The property overlies a mineralizing system that is several kilometres across and contains a core of high grade veins and an extensive breccia system.

Subsequent to year-end, the Company acquired an option on the Virimoa Gold Property in Durango, only 17 kilometres from Topia, in which the Company can earn a 100% interest, where surface sampling has confirmed a 250 metre wide zone of significant gold-silver-zinc mineralization with bulk tonnage potential.

In addition to securing Robert Archer, P.Geo. as President & CEO of Great Panther, and Ing. Francisco Ramos Sanchez, a resident Mexican mining engineer & metalurgist as V.P. Operations, we have also been fortunate in having Robert Brown, P.Eng, join the Company as its VP of Exploration.

The Company also welcomes Ing. J. Jesús Rico Aguilera as General Manager of the Topia Mine. Ing. Rico is a Mexican mining engineer with a Masters degree in Business Administration and almost 30 years experience in the mining industry, primarily working for Peñoles, Mexico's largest silver producer. Significantly, Ing. Rico started his career in Topia in 1976 and worked his way up to the position of General Manager of the mine. His intimate knowledge of the operation will play a major role in the Company's plans to return the mine to production.

Great Panther is now a foreign private issuer whose shares of common stock are registered with the SEC in the United States under the United States Securities Exchange Act of 1934. Information on the Company is available through Standard & Poor's Market Access Program.

I would like to express the Company's appreciation for the many positive contributions of director and former Chairman & CEO, Malcolm Burne; to director and Chairman of the Audit Committee, John Kopcheff; to our Corporate Secretary Wendy Ratcliffe, whose efforts ensure the Company's high standards of record-keeping, financial disclosure and corporate governance; to the shareholders who have remained loyal during the years; and to our corporate counsel, friends, supportive stockbrokers, contacts and business associates for their generous and valuable assistance.

"Kaare G. Foy"

Kaare Foy
Chairman

GREAT PANTHER RESOURCES LIMITED

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2005 annual and special general meeting of shareholders of GREAT PANTHER RESOURCES LIMITED (the "Company") will be held in the Boardroom, Suite 2100 - 1177 West Hastings Street, Vancouver, British Columbia on Tuesday, June 28, 2005 at 11:00 a.m. Vancouver time, for the following purposes:

1. to receive and consider the report of the directors;

2. to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2004, and the auditor's report on the financial statements;

3. to appoint the auditor;

4. to consider and, if thought fit, to pass, with or without variation, an ordinary resolution setting the number of directors at four;

5. to elect the directors;

6. to consider and, if thought fit, to pass, with or without variation, an ordinary resolution re-approving the Company's Restated 2003 Incentive Stock Option Plan;

7. to consider and, if thought fit, to pass, with or without variation, an ordinary resolution authorizing and approving private placements which require shareholder approval;

8. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The information circular which accompanies this notice contains further information relating to the above matters. Also accompanying this notice is a form of proxy, the report of the directors and the audited consolidated financial statements of the Company for the financial year ended December 31, 2004.

Shareholders are invited to attend the meeting. If you are unable to attend the meeting in person, please complete, sign, date and return the enclosed form of proxy, by mail or fax, in accordance with the directions given in the accompanying information circular. If you receive more than one form of proxy because you own shares registered in different names or with different addresses, each form of proxy should be completed and returned.

If you are a non-registered shareholder who receives these materials through a broker, a financial institution, a trustee or a nominee that holds securities on your behalf, you should comply with the instructions provided by such organization to ensure that your shares may be voted. See "Advice to Non-Registered Shareholders" in the accompanying information circular.

Dated April 29, 2005

By order of the board of directors

/s/ Kaare G. Foy
Kaare G. Foy
Chairman and Chief Financial Officer

GREAT PANTHER RESOURCES LIMITED

INFORMATION CIRCULAR

as at April 15, 2005
(unless otherwise stated)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular is furnished to the shareholders of GREAT PANTHER RESOURCES LIMITED (the "Company") of Suite 2100 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special general meeting of shareholders to be held on Tuesday, June 28, 2005 at the time and place and for the purposes set out in the notice of meeting which this circular accompanies.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company may reimburse brokers and nominees who hold stock in their respective names on behalf of shareholders for their related out of pocket expenses if the Company requests such brokers and nominees to furnish this material to their customers. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of any solicitation will be borne by the Company.

Appointment of Proxyholders

The persons named in the accompanying form of proxy were designated as proxyholders by the directors of the Company.

A shareholder has the right to appoint some other person or company (who need not be a shareholder) to attend and act for and on behalf of that shareholder at the meeting. To exercise this right, the shareholder may do so by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy should be received by the Company's transfer agent and registrar, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, fax number 1 866 249 7775 (within North America) or 416 263 9524 (outside North America) or at the office of the Company, Suite 2100 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, fax number 604 608 1744, by mail or by fax, at least 48 hours, excluding Saturdays, Sundays and holidays before the time fixed for the meeting, or may be deposited with the Chairman of the meeting on the day of the meeting.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder's attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders or by an officer or attorney-in-fact for a corporate shareholder, the instruments so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

Revocability of Proxies

A shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that shareholder or by that shareholder's attorney-in-fact authorized in writing, or where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at any time up to and including the last business day preceding the date of the meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the chairman of the meeting prior to the vote on matters covered by the proxy on the day of the meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

The common shares represented by a properly executed and deposited proxy will be voted on any poll (ballot) that may be called for or required and, if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. In the absence of any instructions, the designated persons or other proxy agent named on the proxy form will cast the shareholder's votes on any poll FOR the approval of all the matters in the items set out in the form of proxy and FOR each of the nominees named therein for election as directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the meeting, including any amendments or variations of the matters identified in the notice of meeting. At the date of this information circular, management of the Company knew of no such amendments, variations, or other matters to come before the meeting. If such should occur, the persons named in the proxy form will vote on them in accordance with their best judgement, exercising discretionary authority.

In the case of abstentions from or withholding of the voting of common shares on any matter, the shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Advice to Non-Registered Shareholders

The information in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not own shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this information circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many US brokerage firms and custodian banks). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in Canada and the United States. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the shares to be represented at the meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote shares directly at the meeting -the ADP proxy must be returned to ADP well in advance of the meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the meeting for the purposes of voting shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend at the meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own name in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the meeting and vote his or her common shares.

Voting Securities and Principal Holders of Voting Securities

The voting securities of the Company consist of an unlimited number of common shares without par value, of which 18,101,177 common shares are issued and outstanding as at April 15, 2005. Holders of common shares are entitled to one vote for each common share held. The share transfer books of the Company will not be closed, but the Company's Board of Directors has fixed April 29, 2005 as the Record Date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment or postponement of the meeting.

To the knowledge of the directors and executive officers of the Company, as at the date of this information circular no person or company beneficially owns, directly or indirectly, or controls or directs voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

As at April 15, 2005, CDS & Co., a depository, was the registered holder of 15,298,520 common shares on behalf of intermediaries/brokers who hold common shares for Beneficial Shareholders whose identities are not known to the directors and executive officers of the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company's Articles, the quorum for the transaction of business at the meeting of shareholders is two persons who are, or who represent by proxy, shareholders. A simple majority of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required in order to pass an ordinary resolution. A majority of two-thirds of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required to pass a special resolution. No special resolution is proposed.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or executive officer of the Company, no proposed nominee for election as a director, and no associate of any director, executive officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries. No such person has indebtedness to another entity which indebtedness is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director, and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors, except to the extent that they may be granted incentive stock options under the plan referred to under "Re-approval of Incentive Stock Option Plan" and may participate in private placements referred to under "Authorization and Approval of Private Placements".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company (director, executive officer, beneficial owner of 10% of voting shares), no proposed nominee for election as a director and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year not previously disclosed in an information circular, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, except to the extent that they may be granted incentive stock options under the plan referred to under "Re-approval of Incentive Stock Option Plan" and may participate in private placements referred to under "Authorization and Approval of Private Placements".

AUDIT COMMITTEE DISCLOSURE

Audit Committee's Charter

The Charter of the Company's Audit Committee is attached to this circular as Schedule A.

Composition of the Audit Committee

The current members of the Audit Committee are Malcolm A. Burne, John T. Kopcheff and Kaare G. Foy. Kaare G. Foy is not considered to be "independent" within the meaning of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"). All members of the Audit Committee are considered to be "financially literate" within the meaning of MI 52-110.

Audit Committee Oversight

Since January 1, 2004, the commencement of the Company's most recently completed financial year, there was no recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

Since January 1, 2004, the commencement of the Company's last completed financial year, the Company has not relied on the exemption contained in section 2.4 (De Minimis Non-Audit Services), or an exemption granted under Part 8 (Exemptions), of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies or procedures for engagement of non-audit services.

External Auditor Service Fees (By Category)

(a) Audit Fees

"Audit Fees" consist of fees for professional services for the audit and review of the Company's financial statements. KPMG LLP, Chartered Accountants, the Company's external auditor, billed $29,500 to the Company for Audit Fees for the financial year ended December 31, 2004, compared to $11,550 billed to the Company for the financial year ended December 31, 2003.

(b) Audit-Related Fees

"Audit-Related Fees" consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements and which are not reported under clause (a) above. KPMG LLP, Chartered Accountants, the Company's external auditor, billed $590 to the Company for Audit-Related Fees for the financial year ended December 31, 2004, compared to nil billed to the Company for the financial year ended December 31, 2003.

(c) Tax Fees

"Tax Fees" consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, Chartered Accountants, the Company's external auditor, billed $2,930 to the Company for Tax Fees for the financial year ended December 31, 2004, compared to nil billed to the Company for the financial year ended December 31, 2003. The services consisted primarily of preparation of income tax returns.

(d) All Other Fees

"All Other Fees" consist of fees for professional services other than services reported under clauses (a), (b) and (c) above. KPMG LLP, Chartered Accountants, the Company's external auditor, billed $21,000 to the Company for All Other Fees for the financial year ended December 31, 2004, compared to nil billed to the Company for the financial year ended December 31, 2003. The services consisted primarily of assistance with the preparation of the Company's Form 20-F.

Exemption

The Company is relying on the exemption contained in section 6.1 of MI 52-110, which exempts venture issuers from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations)

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

The executive officers of the Company as at December 31, 2004, the Company's most recently completed financial year, were Kaare G. Foy, B.Ec., Chairman and Chief Financial Officer; Robert A. Archer, P.Geo., President and Chief Executive Officer; Ing. Francisco Ramos Sánchez, Vice President, Operations; and Robert F. Brown, P.Eng., Vice President, Exploration.

Compensation of Executive Officers

The following tables set out particulars of the annual, long term and other compensation from the Company and its subsidiaries, regardless of the amount, of the persons who were executive officers of the Company during the financial year ended December 31, 2004 (the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Malcolm A. Burne, President and Chief Executive Officer until April 27, 2004	2004 2003 2002	11,500(1) nil nil	nil nil nil	nil nil nil	150,000 common shares nil nil	nil nil nil	nil nil nil	nil 5,000(2) 15,000(2)
Robert A. Archer, P.Geo. President and Chief Executive Officer since April 27, 2004	2004	8,835(1)	nil	nil	150,000 common shares	nil	nil	60,693(3) 56,931(4)
Kaare G. Foy, B.Ec. Chief Financial Officer	2004 2003 2002	11,500(1) nil nil	nil nil nil	nil nil nil	150,000 common shares nil nil	nil nil nil	nil nil nil	74,000(5) 71,961(6) 76,000(5) 58,461(6) 84,000(5) 61,387(6)
Ing. Francisco Ramos Sánchez Vice President, Operations since April 30, 2004	2004	nil	nil	nil	100,000 common shares	nil	nil	82,335(7)
Robert F. Brown, P.Eng. Vice President, Exploration since April 30, 2004	2004	nil	nil	nil	100,000 common shares	nil	nil	40,360(8)

Notes:

(1) Directors' fees.

(2) Management fees paid to Malcolm A. Burne.

(3) Consulting fees paid to R.A. Archer & Associates, an entity wholly-owned by Robert A. Archer.

(4) Consulting fees paid to Platoro Resource Corp., a company wholly-owned by Robert A. Archer.

(5) Management fees paid to Oceanic Management Limited, a company wholly-owned by Kaare G. Foy.

(6) Paid to Oceanic Management Limited for accounting, rent, secretarial and other services provided to the Company.

(7) Consulting fees paid to Francisco Ramos Sánchez.

(8) Consulting fees paid to R.F.B. Geological, a company wholly-owned by Robert F. Brown.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Directors & Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Malcolm A. Burne, President and Chief Executive Officer until April 27, 2004	150,000 common shares	15.79%	$0.45	$0.55	February 8, 2009

Robert A. Archer, P.Geo., President and Chief Executive Officer since April 27, 2004	150,000 common shares	15.79%	$0.45	$0.55	February 8, 2009

Kaare G. Foy, B.Ec., Chief Financial Officer	150,000 common shares	15.79%	$0.45	$0.55	February 8, 2009

Ing. Francisco Ramos Sánchez Vice President, Operations since April 30, 2004	100,000 common shares	10.53%	$0.45	$0.55	February 8, 2009

Robert F. Brown, P.Eng. Vice President, Exploration since April 30, 2004	100,000 common shares	10.53%	$0.45	$0.52	May 25, 2009

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End(1) ($) Exercisable/ Unexercisable

Malcolm A. Burne, President and Chief Executive Officer until April 27, 2004	nil	nil	150,000/nil	nil/nil

Robert A. Archer, P.Geo., President and Chief Executive Officer since April 27, 2004	nil	nil	150,000/nil	nil/nil

Kaare G. Foy, B.Ec. Chief Financial Officer	nil	nil	150,000/nil	nil/nil

11

Ing. Francisco Ramos Sánchez Vice President, Operations since April 30, 2004	nil	nil	100,000/nil	nil/nil

Robert F. Brown, P.Eng. Vice President, Exploration since April 30, 2004	nil	nil	100,000/nil	nil/nil

Notes:

(1) the exercise price of the options exceeded the market price of the common shares at financial year-end.

Long-Term Incentive Plans (LTIP); Pension Plans

No long-term incentive awards were made to the Named Executive Officers of the Company during the financial year ended December 31, 2004, the Company's most recently completed financial year.

There are no pension plan benefits in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no compensatory plan, contract or arrangement, where a Named Executive Officers is entitled to receive compensation from the Company in the event of the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company, a change of control of the Company, or a change in the Named Executive Officers' responsibilities following a change of control.

There are no employment contracts between the Company and the Named Executive Officers.

Compensation of Directors

During the financial year ended December 31, 2004, the remuneration paid to directors in their capacity as directors of the Company was as follows: Kaare G. Foy: $11,500; Robert A. Archer: $8,835; Malcolm A. Burne: $11,500; John T. Kopcheff: $11,500.

The Company has an incentive stock option plan in which directors are eligible to participate. (See "Re-approval of Incentive Stock Option Plan"). During the financial year ended December 31, 2004, each of Kaare G. Foy, Robert A. Archer, Malcolm A. Burne and John T. Kopcheff, the directors of the Company, was granted an option to purchase 150,000 common shares of the Company exercisable at $0.45 per share until February 8, 2009. (See "Stock Options").

Directors' and Officers' Liability Insurance; Indemnification

The Company has no directors' and officers' liability insurance.

Under applicable legislation the Company may indemnify a director or officer under certain circumstances and conditions. No indemnification was requested or granted during the financial year ended December 31, 2004.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain information as at December 31, 2004, the end of the Company's most recently completed financial year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	1,350,000	$0.4739	231,687

Equity compensation plans not approved by securityholders	nil	nil	nil

Total:	1,350,000		231,687

STOCK OPTIONS

The following table sets out particulars of stock options outstanding as of the date of this circular:

Designation	Number	Date of Grant	Market Price at Date of Grant	Exercise Price	Expiry Date

Directors and Named Executive Officers	700,000 100,000 150,000	February 9, 2004 May 26, 2004 February 28, 2005	$0.55 $0.52 $0.36	$0.45 $0.45 $0.45	February 8, 2009 May 25, 2009 February 27, 2010

Other Officers	70,000 30,000 25,000	February 9, 2004 April 6, 2004 February 28, 2005	$0.55 $0.65 $0.36	$0.45 $0.52 $0.45	February 8, 2009 April 5, 2009 February 27, 2010

Employees	20,000 30,000 75,000	February 9, 2004 April 6, 2004 February 28, 2005	$0.55 $0.65 $0.36	$0.45 $0.52 $0.45	February 8, 2009 April 5, 2009 February 27, 2010

Consultants	200,000 200,000	May 3, 2004 May 5, 2004	$0.58 $0.65	$0.52 $0.52	April 30, 2005 April 30, 2005

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company's management, the only matters to be placed before the meeting are those set out in the notice of meeting:

Appointment of Auditor

Management proposes to nominate the firm of KPMG LLP, Chartered Accountants, as auditor of the Company to hold office until the next annual general meeting. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Company.

Election of Directors

Directors are elected by the holders of common shares of the Company. Each director elected will hold office until the next annual general meeting unless he resigns or his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified under the Business Corporations Act (British Columbia) to act as a director.

The Company currently has four directors, and shareholders will be asked to pass an ordinary resolution to set the number of directors at four. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

The Articles of the Company provide that the directors may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting but the total number of additional directors shall not at any time exceed one-third of the number of directors elected at the previous annual general meeting.

The persons named in the table below are proposed by management for election as directors. Management does not contemplate that any of the nominees will be unable to serve as directors; however, if for any reason any nominee does not stand for election or is unable to serve, proxies given pursuant to this solicitation in favour of management nominees will be voted on any poll for another nominee in management's discretion unless the shareholder has specified in the proxy form that the shareholder's shares are to be withheld from voting on the election of directors.

The following information concerning the respective nominees has been provided or confirmed by each of them:

Proposed Nominee, Province/State and Country of Residence and Present Position with the Company	Principal Occupation	Director Since	Number of Voting Securities(1)

Kaare G. Foy, B.Ec. British Columbia, Canada Chairman, Chief Financial Officer and Director	Chairman and Chief Financial Officer of the Company; Chairman and Chief Financial Officer of Cangold Limited; President of Oceanic Management Limited; Director of Central Asia Gold Limited; Director of Covik Development Corp.	June 23, 1994	242,500

Robert A. Archer, P.Geo. British Columbia, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company; President and Chief Executive Officer of Cangold Limited; President of R. A. Archer & Associates; President of Platoro Resource Corp..	April 27, 2004	1,300,000

Malcolm A. Burne Surrey, United Kingdom Director	Self-employed investment banker; director of various public companies in Canada and England.	June 3, 1987	360,489

John T. Kopcheff, B.Sc. (Hons.) Western Australia, Australia Director	Managing director of Victoria Petroleum NL; director of Kestrel Energy, Inc.	August 16, 2001	80,000

Note:

(1) Common shares beneficially owned, directly or indirectly, or controlled or directed.

No proposed director is, or at the date of this information circular, has been, within 10 years before the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity: (a) was the subject of a cease trade order or similar order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in such company becoming the subject of a cease trade or similar order or an order that denied such company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Re-Approval of Incentive Stock Option Plan

The TSX Venture Exchange (the "Exchange") requires that every company listed on the Exchange (other than a Capital Pool Company) implement a stock option plan to govern the granting and exercise of incentive stock options for directors, employees and consultants. As such, the Company has implemented a "rolling" stock option plan (the "Plan") whereby a maximum of 10% of the issued shares of the Company, from time to time, are reserved for issuance pursuant to the exercise of options. The Plan was approved by shareholders at the annual general meeting held on June 26, 2003 and re-approved at the annual general meeting held on June 28, 2004. In accordance with Exchange policy, the Plan must receive shareholder approval yearly at the Company's annual general meeting.

The principal features of the Plan are as follows:

Purpose

The principal purposes of the Plan are to advance the interests of the Company by (i) promoting a proprietary interest among eligible persons in the success of the Company and its affiliates; (ii) attracting and retaining qualified directors, officers, employees and consultants the Company and its affiliates require; (iii) providing eligible persons with additional incentive and encouraging stock ownership by such eligible persons.

Administration

The Plan will be administered by the Board of Directors or a committee of the Board duly appointed for this purpose, and consisting of not fewer than three directors. The Board will have the authority to determine which eligible persons are to be granted options, to grant options, to determine the terms, limitations, restrictions and conditions respecting such grants and to interpret the Plan and adopt such administrative guidelines as it may deem advisable.

Shares Reserved

The maximum number of shares which may be reserved for issuance for all purposes under the Plan shall be equal to 10% of the number of common shares outstanding from time to time on a non-diluted basis. As of the effective date of the Plan options previously granted by the Company which are outstanding will be deemed to have been issued under the Plan.

Limits

The number of common shares for which options may be granted under the Plan to any one participant shall not exceed 5% of the outstanding issue in any 12-month period. The number of common shares for which options may be granted under the Plan to any one consultant shall not exceed 2% of the outstanding issue in any 12-month period. The number of common shares for which options may be granted under the Plan to employees conducting investor relations activities shall not exceed in the aggregate 2% of the outstanding issue in any 12-month period. Options granted to consultants performing investor relations activities (if exempt from the prospectus requirements of applicable securities legislation) must vest over 12 months with no more than one-quarter of the options vesting in any 3 month period.

Eligibility

Options may be granted under the Plan by the Board of Directors to any eligible person, subject to the limitations set out above. Eligible persons include directors, officers, employees, consultants or consultant companies of the Company or any of its affiliates, or any management company employee, or a personal holding company controlled by a director, officer or employee, the shares of which personal holding company are held directly or indirectly by the director, officer or employee, or a Registered Retirement Savings Plan established for the sole benefit of a director, officer or employee.

Exercise Price

The exercise price of common shares subject to an option will be determined by the Board at the time of grant and will be not less than the discounted market price of the common shares at the date of grant, as determined under the policies of the Exchange.

Time of Exercise

Options granted must be exercised no later than 5 years after the date of grant or such lesser periods as may be determined by the Board. The Board may determine that any options shall vest and be exercisable in instalments.

Early Expiry

If a participant in the Plan ceases to be an eligible person for any reason other than death, an option held by the participant will cease to be exercisable 30 days after termination. If a participant dies, the legal representatives of the participant may exercise the participant's options within 6 months after the participant's death.

Non-Assignable

An option may be exercised only by the participant (or his legal representatives) and will not be assignable or transferable.

Approvals

The Plan is subject to acceptance by the Exchange and approval by the shareholders of the Company given by the affirmative vote of the holders of a majority of the voting shares of the Company present, or represented, and entitled to vote for this purpose, at an annual or special meeting of shareholders. The Company must obtain disinterested shareholder approval if the Company decreases the exercise price of options previously granted to insiders or to participants who are insiders at the time of the proposed decrease.

A copy of the Company's Restated 2003 Incentive Stock Option Plan will be available for inspection at the meeting and, prior thereto, at the offices of the Company during normal business hours on the three business days before the meeting.

Management recommends that shareholders pass an ordinary resolution re-approving the Plan. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

Authorization and Approval of Private Placements

It may be necessary or advisable from time to time to negotiate private placements of the Company's securities in order to provide working capital and fund the Company's activities and operations.

Private placements are subject to the requirements of Exchange policies applicable to the Company. One such requirement is that if the issuance of the private placement shares and the shares issued on conversion of a warrant or convertible security will result in, or is part of a transaction that will result in the creation of a new control person, the Exchange requires shareholder approval of the private placement. For this purpose, a control person is a company or an individual that holds, or is one of a combination of persons that hold, a sufficient number of any of the securities of an issuer so as to affect materially the control of an issuer, or that holds more than 20% of the outstanding voting shares of an issuer except where there is evidence showing that the holder of those securities does not materially affect control of the issuer.

Private placements will only be negotiated if management believes that the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each private placement transaction authorized will be made with placees who may or may not be at arm's-length to the Company; however, the subscription price will comply with the policies of the Exchange. The following summarizes the policies of the Exchange applicable to the Company regarding the pricing of private placements: the purchase price shall be not less than the last closing price of the Company's shares before the issuance of the News Release or the filing of a Price Reservation Form required to fix the price at which the shares are to be issued, less the following maximum discounts, subject to a minimum price of $0.05 per share.

Closing Price	Discount

Up to $0.50	25%
$0.51 to $2.00	20%
Above $2.00	15%

If the Company announces material information regarding the affairs of the Company after providing notice of a private placement and if the Exchange determines that a party to the transaction should reasonably have been aware of that pending material information, than the price will be at least equal to the closing price of the shares on the trading day after the day on which the material information was announced, less the applicable discount referred to above.

If the Exchange determines that the closing price is not a fair reflection of the market for the shares, then the minimum price per share will be the market price determined by the Exchange, less the applicable discount referred to above.

Management recommends that shareholders pass an ordinary resolution authorizing and approving the sale by way of private placements of common shares (or securities convertible into common shares) including private placements where the number of common shares issued and the number of common shares issued on conversion of warrants or convertible securities, results in the creation of a new control person, as defined, and authorizing and directing any one of the directors or officers of the Company to do all such things that may be necessary or desirable, in the opinion of such officer of director, to give effect thereto. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

SHAREHOLDER PROPOSALS

Under the Business Corporations Act (British Columbia) shareholder proposals to be considered for inclusion in the information circular for the 2006 annual general meeting of the Company must be received at the registered office of the Company, Penthouse 1 -945 Marine Drive, West Vancouver, BC V7T 1A8, on or before the close of business on March 28, 2006.

OTHER MATTERS

Management knows of no matters to come before the meeting other than as set out in the notice of meeting and this information circular. However, should any other matters properly come before the meeting, the shares represented by the proxy solicited hereby will be voted on such matters on any poll in accordance with the best judgement of the persons voting the shares represented by the proxy, exercising discretionary authority.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com Financial information is provided in the Company's audited comparative financial statements and MD&A for the year ended December 31, 2004. Copies of the financial statements and MD&A may be obtained upon request from the Company, Suite 2100 - 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.

DIRECTORS' APPROVAL

The contents of this information circular have been approved and its distribution and filing have been authorized by the directors of the Company.

DATED April 29, 2005

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Kaare G. Foy

Kaare G. Foy
Chairman and Chief Financial Officer

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF GREAT PANTHER RESOURCES LIMITED (the "Company")

Article 1 -Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the "Board") to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Audit Committee's primary duties and responsibilities are to:

(a) recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

(b) recommend to the Board the compensation of the external auditor;

(c) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements, if any, between management and the external auditor regarding financial reporting;

(d) pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company's external auditor;

(e) review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information;

(f) be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company's financial statements, and to periodically assess the adequacy of those procedures;

(g) establish procedures for:

(i) the receipt, retention and treatment of complaints, if any, received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns, if any, regarding questionable accounting or auditing matters; and

(h) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

The Board and management will ensure that the Audit Committee has adequate funding to fulfil its duties and responsibilities.

Article 2 -Pre-Approval of Non-Audit Services

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company's external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee's responsibilities to management.

Article 3 -External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 4 -External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

(a) review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant;

(b) approve the fees and other significant compensation to be paid to the external auditors;

(c) on an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors' independence;

(d) review the external auditors' audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have;

(e) before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(f) consider the external auditors' judgements about the quality and appropriateness of the Company's accounting principles as applied in the Company's financial reporting;

(g) resolve any disagreements between management and the external auditors regarding financial reporting;

(h) approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company, and

(i) receive from the external auditors timely reports of:

(i) all critical accounting policies and practises to be used;

(ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors; and

(iii) other material written communications between the external auditors and management.

Article 5 -Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company's legal counsel any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 6 -Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish procedures for the submission, receipt and treatment of such complaints and concerns, should any arise. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential.

PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GREAT PANTHER RESOURCES LIMITED
(Name of Company)

TO BE HELD AT Suite 2100-1177 West Hastings Street, Vancouver, BC V6E 2K3
(Location of Meeting)
ON Tuesday, June 28, 2005 at 11:00 a.m.
(Day of week) (Month/day) (Year) (Time of Meeting)

The undersigned Registered Shareholder of the Company hereby appoints, Kaare G. Foy, a Director of the Company, or failing this person, M. Michael Sikula, the Corporate Counsel of the Company, or in the place of the foregoing, ____________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold

1. To appoint KPMG LLP, Chartered Accountants, as Auditor of the Company		N/A
2. To set the number of directors at four			N/A
3. To elect as Director, Kaare G. Foy		N/A
4. To elect as Director, Robert A. Archer, P.Geo.		N/A
5. To elect as Director, Malcolm A. Burne		N/A
6. To elect as Director, John T. Kopcheff		N/A
7. To re-approve the Company's Restated 2003 Incentive Stock Option Plan			N/A
8. To authorize and approve private placements			N/A
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: _________________________________________________
Please Print Name:_____________________________________________
Date:_________________________________________________________
Number of Shares Represented by Proxy:__________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada or the Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept., 100 University Avenue 9th Floor
Toronto, Ontario M5J 2Y1
Fax: Within North America: 1 866 249 7775 Outside North America: 416 263 9524

REQUEST FORM
(National Instrument 51-102)

NOTICE TO SHAREHOLDERS OF GREAT PANTHER RESOURCES LIMITED

In accordance with National Instrument 51-102 Continuous Disclosure Obligations a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's Annual Financial Statements and related Management's Discussion and Analysis ("MD&A") and Interim Financial Statements and related MD&A, or both.

In anticipation of the ability to use electronic methods for communication between issuers and their shareholders we are requesting that you provide us with your fax number and/or e-mail address. Please also indicate your preferred method of communication.

____________________________________________________________________________________________

GREAT PANTHER RESOURCES LIMITED
(the "Company")

The undersigned certifies that he/she is the registered holder or beneficial owner of secrities (other than debt instruments) of the Company and requests that a copy of the Company's

Annual Financial Statements and related MD&A

Interim Financial Statements and related MD&A

be sent to the undersigned:

____________________________________________________________________________________________
Name - Please Print

____________________________________________________________________________________________
Address

____________________________________________________________________________________________
City/Prov/Postal Code

____________________________________________________________________________________________
Signature Dated

____________________________________________________________________________________________
Fax E-mail Address

Preferred Method of Communication: Fax ______ E-mail ______ Mail ______

Please complete and return this form to:

GREAT PANTHER RESOURCES LIMITED
Suite 2100, 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3
Fax: 604 608 1744

The personal information you are providing on this form will only be used for its intended purpose described above. The Company will use the information you are providing on this form in order to process your request and will treat your signature on this form as your consent thereto

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING THE TRANSITION PERIOD

I, Robert A. Archer, President and Chief Executive Officer of Great Panther Resources Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 29, 2005

"Robert A. Archer"
Robert A. Archer
President and Chief Executive Officer

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING THE TRANSITION PERIOD

I, Kaare G. Foy, Chairman and Chief Financial Officer of Great Panther Resources Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 29, 2005

"Kaare G. Foy"
Kaare G. Foy
Chairman and Chief Financial Officer

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
April 29, 2005

This Management's Discussion and Analysis ("MD&A") reviews the activities of Great Panther Resources Limited ("Great Panther" or the "Company") and compares the financial results for the year ended December 31, 2004 with those of the corresponding year ended December 31, 2003. For a more complete understanding of the Company's financial condition and results of operations, this MD&A should be read together with the audited financial statements and the accompanying notes for all relevant periods, copies of which are filed on the SEDAR website.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All monetary amounts are in Canadian dollars unless otherwise stated.

Forward-Looking Information and Report Date

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Great Panther, is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and future events and actual results could differ materially from those anticipated in the forward-looking information.

The forward-looking information is only provided as of the date of this MD&A, April 29, 2005 (the "Report Date").

Description and Overview of Business

Great Panther Resources Limited became an active resource exploration company listed on the TSX Venture Exchange, trading under the symbol GPR, with the acquisition in February, 2004 of 100% of the issued and outstanding shares of Minera Mexicana el Rosario, S.A. de C.V. ("MMR"), a company incorporated under the laws of the United Mexican States. Great Panther's activities at the present time are focused on the acquisition, exploration and development of precious and base metal properties in Mexico. The Company was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and consolidated its common shares whereby every ten common shares before consolidation became one common share after consolidation.

None of the properties in which the Company has an interest were in production at the balance sheet date and therefore the Company has not generated revenues from these principal business activities and consequently has no operating income or cash flow. In the past, Great Panther has accessed, and in the future will continue to access, the equities markets to raise the funds needed to continue exploration programs on its various property holdings.

The Company capitalizes all exploration and acquisition costs on a property-by-property basis. Mineral property acquisition costs include the cash consideration paid and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations by unit-of-production depletion.

Amounts shown for mineral properties represent acquisition and exploration costs, less recoveries, incurred to date and do not necessarily reflect present or future values.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
April 29, 2005

During the year ended December 31, 2004 the Company completed a number of financings, in January, 2004, March, 2004 and April, 2004, issuing a total of 9,063,585 common shares for net cash proceeds of $4,056,105. A total of 291,960 warrants were exercised and converted into shares at various times throughout the year, for an aggregate of $131,382. The proceeds from the financings were and will be used in the advancement of the Mexican property interests and for general working capital purposes.

Primary Mineral Properties of the Company

The Company, through its wholly owned subsidiary MMR, has acquired options on two significant projects known as the San Antonio Project and the Topia Mine Project.

The San Antonio Project, a gold-copper project, located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico, consists of six contiguous mining concessions covering in the aggregate 10,199.7 hectares. One concession covering in the aggregate 9556 hectares, which surrounds the other five concessions, was staked and is owned 100% by MMR. The other five concessions covering in the aggregate 643.7 hectares are held under option (the Santo Nino and San Taco Option Agreements).

a) Santo Nino Property:

Effective February 11, 2004, the Company entered into an option agreement (the "Santo Nino Option Agreement") granting the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$165,000 with no underlying Net Smelter Return royalty and no work commitments.

The Company made cash payments of US$30,000 during the year ended December 31, 2004 and a cash payment of US$10,000 subsequent to the year ended December 31, 2004 in accordance with the option agreement.

b) San Taco Property:

Effective February 28, 2004, the Company entered into an option agreement (the "San Taco Option Agreement") granting the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$965,000 with no underlying Net Smelter Return royalty and no work commitments.

The Company made a cash payment of US$50,000 during the year ended December 31, 2004 and a cash payment of US$75,000 subsequent to the year ended December 31, 2004 in accordance with the option agreement.

The Topia Mine Project, a silver-lead-zinc project, located in the Municipality of Topia, State of Durango, Mexico consists of mining concessions covering in the aggregate 10,364 hectares. Concessions covering in the aggregate 8,364 hectares were staked and are owned 100% by MMR. 43 mining concessions covering in the aggregate 1,565 hectares, including a mill and complete mining infrastructure, are held under option (the Topia Option Agreement).

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
April 29, 2005

c) Topia Mine Property:

Effective February 18, 2004, the Company entered into an option agreement (the "Topia Option Agreement") which grants the Company the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$1,426,919.

In addition to the payments to the optionor, the Company has agreed to assume the debt currently encumbering the property, totalling US$1,094,759 (certain interest charges may apply). The debt owing is secured by the Topia Mine assets. US$200,148 (including certain interest charges) is payable in full at the time of signing of the purchase agreement. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

The Company made a cash payment of US$100,000 during the year ended December 31, 2004, exercised its option to acquire 100% and made a cash payment of US$150,000 subsequent to the year ended December 31, 2004, all in accordance with the option agreement.

Selected Annual Information

The following table sets forth selected financial information for Great Panther Resources Limited for the last three completed financial years ended December 31. This information has been derived from the Company's audited financial statements for each of those years, and should be read in conjunction with those financial statements and the notes thereto.

As at and for the financial year ended December 31

		2004	2003	2002

a)	Net sales or total revenues	$Nil	$Nil	$Nil

b)	Income (loss) from continuing operations: in total on a per share basis(1)	$(1,183,414) $(0.09)	$(273,738) $(0.16)	$(680,906) $(0.49)

c)	Net income (loss): in total on a per share basis(1)	$(1,183,414) $(0.09)	$(273,738) $(0.16)	$(680,906) $(0.49)

d)	Total assets:	$5,498,574	$1,001,244	$34,099

e)	Total long-term financial liabilities	$Nil	$Nil	$Nil

f)	Cash dividends per common share	n/a	n/a	n/a

(1) Per share amounts are calculated using the weighted average number of shares outstanding. Fully diluted loss per share amounts have not been calculated, as they would be anti-dilutive.

Net sales or total revenues

As Great Panther has no producing properties, it has had no sales or revenues in any of the last three financial years.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
April 29, 2005

Loss from continuing operations and Net Loss

There is a $909,676 increase in the loss from continuing operations and net loss from 2003 to 2004. $393,850 of the increase in loss is attributable to the stock-based compensation expense recorded in the statement of operations and deficit. (See "Changes in Accounting Policies including Initial Adoption" for a full explanation). Stock-based compensation expense will arise whenever stock options are granted in the future. The magnitude of the annual compensation expense is dependent upon the number of options granted, the term and exercise price of the options and other factors that cannot be predicted in advance of the date when the options are granted. The balance of the increase in loss is attributable to the increase in activity as a result of the acquisition of the Mexican subsidiary and an overall increase in activity in the Company.

Total assets

The increase in total assets over the three year period 2002-2004 is largely the result of the capitalization of the acquisition and exploration incurred on the Company's mineral properties as well as the purchase of short-term investments in the form of a guaranteed investment certificate funded by financings and warrant exercises in 2003 and 2004.

Results of Operations

The Company reports a loss of $1,183,414 and cash outflows from operations of $972,438 for the year ended December 31, 2004 compared with losses of $273,738 and $680,906 and cash outflows from operations of $283,256 and $275,497 for the previous two years, respectively. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis of presentation, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

The Company is in the exploration stage and is still in the process of determining the existence of economically recoverable mineral reserves on most of its mineral properties. As at December 31, 2004, the Company has no producing properties, and consequently no sales. Great Panther generates some interest revenue from its interest bearing short-term investments.

Expenses consist primarily of general and administrative expenses, director fees and management fees. General and administrative expenses for the year ended December 31, 2004 totalled $899,947 (including stock-based compensation) as compared to $191,151 and $173,935 for 2003 and 2002, respectively. Director fees for the year ended December 31, 2004 totalled $247,643 (including stock-based compensation) as compared to nil for 2003 and 2002. Management fees for the year ended December 31, 2004 totalled $74,000 as compared to $81,000 and $99,000 for 2003 and 2002, respectively. Expenses have increased in 2004 over 2003 largely as a result of the stock-based compensation expense recorded in 2004, increase in activity as a result of the acquisition of the Mexican subsidiary, the costs associated with running the Mexican office, the costs associated with the exploration work being carried out on the Mexican mineral properties, the increase in investor relations activities and related travel and an overall increase in activity in the Company.
-

$393,850 in stock-based compensation expense incurred in 2004 is a non-cash charge that was allocated as to $204,308 to director fees, representing the fair value of options granted to directors, as to $43,046 to accounting and audit expenses, representing the fair value of options granted to an officer, as to $124,053 to consulting expense, representing the fair value of options granted to officers and consultants, and as to $22,443 to salaries expense, representing the fair value of options granted to an employee.

-

A $57,664 increase in accounting and audit fees, in addition to the increase relating to the stock-based compensation expense of $43,046, is largely a result of the costs associated with filing the Company's Form 20-F with the Securities Commission in the United States.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
April 29, 2005
-

A $186,602 increase in consulting fees, in addition to the increase relating to the stock-based compensation expense of $124,053, is largely due to an increase in activity as a result of the acquisition of the Mexican subsidiary, the costs associated with running the Mexican office, the costs associated with the general investigation work being carried out on the Mexican mineral properties and the entering into a consulting agreement.

-

The $31,345 increase in the filing fees expense in 2004 is the result of indirect costs associated with the acquisition of the Mexican subsidiary, the financings and the enrollment with Standard & Poor's.

-

The $103,386 increase in the investor relations expense in 2004 is the result of efforts to improve overall shareholder and investor communications, including the attendance at additional investment conferences.

-

The $38,055 increase in the legal expense in 2004 is the result of costs associated with the Company's Form 20-F filing and the related filings subsequent to acceptance, preparation of stock option documents, consulting and investor relations agreements and continuation documents from the Yukon to BC.

-

The $67,369 increase in the travel expense in 2004 is the result of travel costs associated with the attendance at additional investment conferences, the Company's European promotional efforts and additional travel by directors.

Exploration Activities and Property Expenditures

Great Panther spent $3,233,392 on its mineral properties during the year ended December 31, 2004, which included acquisition costs, options payments, staking costs and exploration costs. The notes to the December 31, 2004 audited consolidated financial statements contain a schedule summarizing the total expenditures incurred on the properties.

San Antonio Project

The Company's 2004 exploration program on the San Antonio project consisted of geological mapping and sampling, prospecting and soil sampling. The objective of the program was to identify zones of continuous and potentially economic gold and copper grades within the mineralized structures (veins) or stockwork zones. Drill targets meritorious of evaluation had already been identified, but additional geologic and geochemical surveys will be useful for prioritizing drill targets. The first phase of a detailed mapping and rock chip geochemical sampling, both on surface and underground, began, with emphasis on delineating the veins along strike and determining the extent of the stockwork zone. The first assay results from the sampling program of the Santo Nino vein were received in June, 2004 and indicated the presence of strong gold mineralization. The Santo Nino structure is the first and northernmost of three small underground workings in the San Antonio project to be sampled. More sampling results in July, 2004 identified a new area just 75 metres east-northeast of the Santo Nino vein. Historical mining on these veins was limited and their vertical and lateral extent is unknown as they have never been drilled. Ongoing exploration work sampled the other historic workings in detail, along with numerous other structures that have been found in the area. In addition, the large zone of stockwork and disseminated mineralization that lies between the veins was systematically sampled in order to determine the grade and distribution of gold and copper values as field crews continued to work their way from north to south across the core claims. Work to date has improved the Company's understanding of the geology of the project area. Phase One of the exploration program, completed in December, 2004, provided numerous diamond drill targets on the high grade vein system. A diamond drill program which commenced in February, 2005 comprised 1,936 metres in 16 holes, and focused on the high grade gold-copper vein system in the central part of the property.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
April 29, 2005

In addition to the sampling described above, alteration studies are being conducted in order to help direct the Company towards areas of greatest potential within this extensive system and help to define targets for future diamond drilling.

Exploration on the project is being conducted by Resource Geosciences de Mexico, S.A. de C.V. of Hermosillo, Sonora under the supervision of Matt Gray, Ph.D., C.P.G. and Great Panther Vice President, Exploration, Robert Brown, P.Eng. Robert Brown is the Qualified Person under the meaning of NI43-101.

Topia Mine Project

The Company began an aggressive one-year advanced exploration program, budgeted at US$1 million, in order to determine the viability of putting the mine back into production. The diamond drill program which commenced in June, 2004 comprised 6,302 metres 25 surface holes with results evidencing high grade silver-lead-zinc mineralization. Five separate areas were tested with one or two main veins present in each area. An additional 5 holes for 1,134 metres were completed in January-February of 2005.

The main goal of the program was to test the strike, dip and grade continuity of the veins beyond where they had been mined in the past in order to indicate the exploration potential of the property and to guide the short term underground development work with the goal of successfully re-opening the mine. The results of the drilling were used in conjunction with an assessment of the tailings recovery potential in an independent scoping study conducted in December, 2004 and finalized in January, 2005. The scoping study recommended that the Company exercise its option to acquire a 100% interest in the property, which it did in February, 2005, and proceed with the strategic development for the resumption of mining.

The underground rehabilitation of the Topia mine also began in December, 2004. The success of the Company's ongoing diamond drill program, as well as the assessment of other readily accessible areas, provided the focus needed to start cleaning adits and preparing stopes for development.

The drilling on the project has been contracted to BDW International Drilling of Mexico, S.A. de C.V. Geological work is being conducted by Resource Geosciences de Mexico, S.A. de C.V. under the supervision of Great Panther Vice President, Exploration, Robert Brown, P.Eng. and Vice President, Operations, Ing. Francisco Ramos Sanchez. Robert Brown is the Qualified Person under the meaning of NI43-101.

Summary of Quarterly Results

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarters:

Quarter Ended	Revenue	Income (loss)	Income (loss) per share (1)

December 31, 2004	$Nil	(566,189)	(0.04)
September 30, 2004	$Nil	(184,251)	(0.01)
June 30, 2004	$Nil	(199,280)	(0.02)
March 31, 2004	$Nil	(233,694)	(0.03)
December 31, 2003	$Nil	(139,588)	(0.08)
September 30, 2003	$Nil	(44,260)	(0.03)
June 30, 2003	$Nil	(52,778)	(0.04)
March 31, 2003	$Nil	(37,112)	(0.03)

(1) The income (loss) per share amounts have been restated to reflect the ten for one share consolidation which occurred during the year ended December 31, 2003.

Fully diluted loss per share amounts are not shown as they would be anti-dilutive.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
April 29, 2005

Liquidity and Capital Resources

Great Panther has no operations that generate cash flow. The Company's financial success relies on management's ability to find economically viable mineral deposits. This process can take many years and is largely based on factors that are beyond the control of Great Panther.

In order to finance its exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards Great Panther in particular, so that funds can be raised through the sale of the Company's securities. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company's track record and the experience and calibre of a Company's management. There is no certainty that equity funding will be available at the times and in the amounts required to fund the Company's activities.

Great Panther has financed its activities through brokered and non-brokered private placements and a short form offering. Debt financing has not been used to fund property acquisitions and exploration and the Company has no current plans to use debt financing.

Cash and Financial Conditions

The Company had a cash balance of $173,122 and a short-term investment balance of $1,750,850 at December 31, 2004 as compared to $917,753 and $6,850, respectively, at December 31, 2003. The Company's financial instruments are all fully cashable at any time so there are no restrictions on availability of funds.

The Company had working capital of $2,001,783 as at December 31, 2004 compared with working capital of $698,384 as at the December 31, 2003. Working capital, together with the 2005 warrant exercises described below and limited additional financing, should be adequate to fund the Company's activities and to cover corporate overhead for the next fiscal year.

Great Panther has no debt, does not have any unused lines of credit or other arrangements in place to borrow funds and no off-balance sheet arrangements. Great Panther does not use hedges or other financial derivatives.

Investing Activities

During 2004, the Company's cash outflows from investing activities was $3,526,089 of which $1,776,410 was for exploration costs that were deferred and $1,750,000 was for the purchase of a short-term investment in the form of a guaranteed investment certificate compared with cash outflows from investing activities of $nil during 2003.

There were no material differences in the actual use of proceeds from the Company's previous disclosure in this regard.

Financing Activities

On January 14, 2004, the Company issued by private placement 2,280,500 units at a price of $0.37 per unit for gross proceeds of $843,785 and paid issue costs of $5,708. Each unit consists of one common share of the Company and one non-transferable series C share purchase warrant. Each whole warrant entitled the holder to acquire one common share of the Company at $0.45 for a period of twelve months.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
April 29, 2005

On March 29, 2004, the Company closed the financing under its Short Form Offering Document having an Effective Date of March 10, 2004 and issued 3,571,428 units at a price of $0.56 per unit for gross proceeds of $2,000,000 and paid issue costs of $48,907. Each unit consists of one common share of the Company and one-half of one non-transferable series D share purchase warrant. Each whole warrant entitled the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the series D share purchase warrants were granted an extension of their expiration date by the TSX-V of an additional two months. The Company issued the private placement agent 535,714 agent's warrants with each agent's warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued the agent 100,000 common shares at a price of $0.60 per share as a corporate finance fee. The agent was paid commissions of $97,472 in cash and $62,528 in the form of 111,657 agent's units valued at $0.56 per unit. Each agent's unit consists of one common share of the Company and one-half of one non-transferable warrant with each whole agent's warrant entitling the holder to acquire one common share of the Company at $0.62 per share for a period of twelve months. The fair value of agent's warrants of $132,802 is recorded as a cost of financing and is included in contributed surplus.

On April 23, 2004, the Company issued by private placement 3,000,000 units at a price of $0.50 per unit for gross proceeds of $1,500,000 and paid issue costs of $15,593. Each unit consists of one common share of the Company and one-half of one non-transferable series E share purchase warrant. Each whole warrant entitled the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the series E share purchase warrants were granted an extension of their expiration date by the TSX-V of an additional one month. The Company issued the private placement broker 450,000 agent's warrants with each agent's warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The broker was paid a commission of $120,000. The fair value of agent's warrants of $109,800 is recorded as a cost of financing and is included in contributed surplus.

A total of 291,960 warrants were exercised and converted into shares at various times throughout the year, for an aggregate of $131,382.

As at December 31, 2004, Great Panther had 15,818,677 common shares issued and outstanding.

Outstanding Share Data as at April 29, 2005

Subsequent to the year end, the Company granted options, under its stock option plan, to acquire 325,000 common shares with an exercise price of $0.45 per share expiring February 27, 2010.

Subsequent to the year end, series B share purchase warrants to purchase 1,140,000 common shares at a price of $0.45 per share were exercised for total proceeds of $513,000 and series C share purchase warrants to purchase 1,142,500 common shares at a price of $0.45 per share were exercised for total proceeds of $524,125.

The warrant exercises subsequent to the year end increased the issued and outstanding common shares to 18,101,177 as at April 29, 2005, or 22,986,891 on a fully diluted basis. If the Company were to issue all 4,885,714 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, it would raise approximately $2,789,343.

Outlook

It is anticipated that in the foreseeable future, Great Panther will rely on the equity markets to meet its financing needs.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
April 29, 2005

Management and the Board of Directors review the approved work plans and budgets for the various exploration projects at regular intervals throughout the year, and make revisions to the budgets for individual projects in response to exploration success (or the lack thereof) on such projects.

Management and the Board of Directors continuously review and examine proposals and projects for the Company and conduct their due diligence in respect of same.

Transactions with Related Parties

The Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees totalling $93,275 to a company controlled by a director of the Company, $8,582 to a company controlled by an officer of the Company and $27,031 to an officer of the Company respectively.

b) Paid or accrued directors' fees totalling $43,335 to directors of the Company.

c) Paid or accrued management fees totalling $74,000 to a company controlled by a director of the Company.

d) Paid or accrued office rental and administration totalling $43,462 to a company controlled by a director of the Company and $28,500 to an officer of the Company respectively.

e) Paid or accrued geological consulting costs totalling $5,869 to a company controlled by a director of the Company and $7,846 to an officer of the Company respectively.

Included in mineral properties are paid or accrued geological consulting costs totalling $18,481 to a company controlled by a director of the Company, $31,779 to a company controlled by an officer of the Company and $47,458 to an officer of the Company.

Included in due to officers and directors is $8,372 due to directors of the Company, $13,330 due to officers of the Company, $11,133 due to a company controlled by a director of the Company and $4,819 due to a company controlled by an officer of the Company.

Changes in Accounting Policies including Initial Adoption

Stock-based Compensation

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" which requires that stock-based payments to non-employees are accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest. The adoption of this new standard resulted in no changes to amounts previously reported. No compensation cost was recognized for stock-based employee compensation awards.

The CICA Accounting Standards Board amended Handbook Section 3870 to require companies to account for employee stock options using the fair value based method, beginning January 1, 2004. In accordance with the transitional option permitted under the amended Section 3870, the Company in 2003 elected to prospectively apply the fair value based method to all options granted on or after January 1, 2003. There were no stock options issued during the year ended December 31, 2003 and accordingly, no compensation expense was recorded. The Company has not disclosed the pro forma effect of accounting for 2002 employee award grants under the fair value method as these awards vested in 2002.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
April 29, 2005

Risk Factors Associated with Mining

Exploration and development stage of the properties

Despite exploration work on the Company's mineral properties, and a 47 year history of continuous production at the Topia Mine, no known bodies of commercial ore or economic deposits have been established to the satisfaction of National Instrument 43-101 on any of the mineral properties. In addition, the Company is in the early stages of exploration at San Antonio and substantial additional work will be required in order to determine if any economic deposits occur on our properties. Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of revenues. There can be no assurance that our operations will be profitable in the future.

Market forces outside the control the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of our operations and threaten our continuation.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Limited operating history

Since the Company has only recently begun the acquisition and exploration of mineral resource properties, we have a limited operating history on which to base an evaluation of our prospects. Its operating activities since inception have consisted primarily of locating and acquiring the interest in the properties that it currently holds. As a result, it has not earned any revenues to date. Although the Company has prepared internal mining plans and cash flow analyses for the Topia Mine, the Company has no way to evaluate the likelihood that it will be able to operate its business successfully or that its properties contain a sufficient amount of recoverable reserves. The Company anticipates that it will incur increased operating costs in order to generate revenues during the period when exploring its properties. For the year ending December 31, 2005, the Company expects to spend a significant amount on the exploration of the properties in which it holds its interests and in the operation of the Company (depending on the amounts spent on marketing and investor relations and communications). The Company recognizes that if it is unable to generate significant revenues from mining operations and any dispositions of its properties, it will not be able to earn profits or continue operations, potentially resulting in significant losses in the foreseeable future. At this early stage of its operation, the Company also expects to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition. Aside from the professional track record of the Company's management team, there is no history upon which to base any assumption as to the likelihood that the Company will prove successful and it can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
April 29, 2005

Ability to continue as a going concern

The Company has not generated any significant revenues since our incorporation and it will, in all likelihood, continue to incur operating expenses without revenues until its mining properties are sufficiently developed to commence commercial production. As a result, the Company may need to generate significant revenues from its operations or acquire financings. The Company cannot assure that it will be able to successfully explore and develop its mining properties or assure that viable reserves exist on the properties for extraction. It is unlikely that it will generate any funds internally until it discovers commercially viable quantities of ore. If the Company is unable to generate cash inflow to support its business activities during the fiscal year ending December, 2005, it may be forced to delay, scale back, or eliminate its exploration activities.

Because the Company has not generated any revenue from its business and the Company cannot anticipate when the Company will be able to generate revenue from its business, the Company may need to raise additional funds for the further exploration and future development of its mining claims and to respond to unanticipated requirements or expenses. The Company anticipates that the Company may need to raise further financing for the 12 month period ending December 31, 2005. The Company does not currently have any arrangements for financing and the Company can provide no assurance to investors that the Company will be able to find such financing if required. The most likely source of future funds presently available to the Company is through the sale of equity capital. All of these circumstances raise substantial doubt about its ability to continue as a going concern.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company's financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Mineral prices subject to dramatic and unpredictable fluctuations

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects which the Company has an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company's control may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the Company's control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

Consolidated Financial Statements
(Expressed in Canadian dollars)

GREAT PANTHER RESOURCES LIMITED

Years ended December 31, 2004 and 2003

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Great Panther Resources Limited as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative

April 15, 2005

GREAT PANTHER RESOURCES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2004 and 2003

	2004	2003

Assets

Current assets:
Cash and cash equivalents	$ 173,122	$ 917,753
Short-term investments	1,750,850	6,850
Amounts receivable	267,797	59,947
Prepaid expenses and deposits	50,154	11,265

	2,241,923	995,815

Mineral properties (note 3)	3,233,392	-

Equipment, net of accumulated amortization of $31,889
(2003 - $29,170)	23,259	5,429

	$ 5,498,574	$ 1,001,244

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 202,486	$ 87,961
Due to related parties (note 5)	-	34,983
Due to officers and directors (note 6)	37,654	174,487

	240,140	297,431

Long-term liabilities:
Future income tax liability (note 4 and 10)	387,973	-

	628,113	297,431

Shareholders' equity:
Capital stock (note 7)	7,068,595	2,089,939
Contributed surplus (note 7(c))	702,679	69,498
Advances on share subscriptions (note 7(f))	-	261,775
Deficit	(2,900,813)	(1,717,399)

	4,870,461	703,813

	$ 5,498,574	$ 1,001,244

Continuing operations (note 1)
Subsequent events (notes 3, 7 and 11)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Robert A. Archer" Director

"Kaare G. Foy" Director

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

	2004	2003

Expenses:
General and administrative (schedule)	$ 899,947	$ 191,151
Director fees:
Incurred	43,335	-
Stock-based compensation	204,308	-
Management fees	74,000	81,000
Amortization	2,719	1,970

	1,224,309	274,121

Other income:
Gain on sale of short-term investments	14,870	-
Interest income	26,025	383
	40,895	383

Loss for the year	(1,183,414)	(273,738)

Deficit, beginning of year	(1,717,399)	(1,443,661)

Deficit, end of year	$(2,900,813)	$(1,717,399)

Loss per share (note 2(j))	$ (0.09)	$ (0.16)
Weighted average number of common shares outstanding	13,443,920	1,748,248

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

	2004	2003

Cash flows used in operating activities:
Loss for the year	$(1,183,414)	$(273,738)
Items not involving cash:
Amortization	2,719	1,970
Foreign exchange	(38,509)	-
Non-employee stock-based compensation	167,099	-
Employee stock-based compensation	226,751	-
Gain on sale of short-term investments	(14,870)	-
Changes in non-cash operating working capital:
Amounts receivable	(207,850)	(57,666)
Prepaid expenses and deposits	(38,889)	2,601
Accounts payable and accrued liabilities	114,525	43,577

Net cash used in operating activities	(972,438)	(283,256)

Cash flows used in investing activities:
Proceeds from disposal of short-term investments	20,870	-
Purchase of short-term investments	(1,750,000)	-
Purchase of equipment	(20,549)	-
Mineral properties	(1,776,410)	-

Net cash used in investing activities	(3,526,089)	-

Cash flows from financing activities:
Issue of shares for cash, net of issue costs	3,925,712	795,370
Advances on share subscriptions	-	261,775
Increase (decrease) in amounts due to officers and directors	(136,833)	130,284
Increase (decrease) in due to related parties	(34,983)	9,877

Net cash from financing activities	3,753,896	1,197,306

Increase (decrease) in cash and cash equivalents	(744,631)	914,050

Cash and cash equivalents, beginning of year	917,753	3,703

Cash and cash equivalents, end of year	$173,122	$917,753

Supplementary cash flow information:
Non-cash financing and investing transactions:
Shares issued on settlement of accounts payable,
due to related parties and due to directors (note 7(b)(i))	$-	$211,834
Shares issued and increase in mineral properties on acquisition	1,456,982	-
Shares issued in exchange for prior year share subscription
advances	261,775	-

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

1. Nature of continuing operations:

Great Panther Resources Limited (the "Company") was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation. All share and per share information in these consolidated financial statements has been retroactively restated to reflect this consolidation.

The Company is in the business of acquiring, exploring and developing mineral resource properties and is directing substantially all of its efforts towards the exploration and related development of the properties. None of the properties were in production at the balance sheet date and therefore has not generated revenues from these principal business activities.

During the years ended December 31, 2004 and 2003, the Company incurred losses of approximately $1,183,000 and $274,000, respectively, and used cash for operations of approximately $972,000 and $283,000, respectively. In addition, as at December 31, 2004 the Company had an accumulated deficit of approximately $2,901,000 and a positive working capital balance of $2,001,783.

Notwithstanding these continued losses and operating cash flow deficiencies, these consolidated financial statements have been prepared by management on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

The ability of the Company to continue as a going concern and to realize its assets and discharge its liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support such business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. Subsequent to December 31, 2004, the Company raised gross cash proceeds of $1,027,125 from the exercise of "B" and "C" warrants (note 11).

2. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, New Age Investments Inc. and Minera Mexicana el Rosario, S.A. de C.V. ("MMR"). MMR was acquired on February 5, 2004 (note 4). All material intercompany balances and transactions have been eliminated.

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

2. Significant accounting policies (continued):

(b) Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment of mineral properties and assumptions used in determining the fair value of non-cash stock-based compensation. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

(d) Short-term investments:

Short-term investments include investments in marketable securities which are recorded at lower of cost and market.

(e) Mineral properties:

The amounts shown for mineral properties represent acquisition and exploration costs, less recoveries, incurred to date and do not necessarily reflect present or future values. The Company capitalizes all exploration and acquisition costs on a property-by-property basis. Mineral property acquisition costs include the cash consideration paid and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations by unit-of-production depletion.

Management periodically reviews the carrying value of its investments in mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, the anticipated future costs of exploring, developing and operating a producing mine, the expiration term and ongoing expenses of maintaining leases or options for mineral properties and the likelihood that the Company will continue exploration or exercise the option to acquire the property. The Company does not set a predetermined holding period for properties without proven reserves; however, properties which have not demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate. If a mineral property is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or in the year of determination of value.

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

2. Significant accounting policies (continued):

(f) Equipment:

Equipment is recorded at cost. Amortization of computer equipment is provided at 30% per annum on the declining balance basis and approximately 3 years on a straight-line basis at a subsidiary operation. Amortization of all other equipment is provided at 20% per annum on the declining balance basis and 10 years on a straight-line basis at a subsidiary operation.

The Company assesses equipment for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is required if the carrying amount of the long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use or eventual disposition. The amount of the loss is measured by the amount by which its carrying value exceeds its fair value.

(g) Stock-based compensation:

The Company grants stock options in accordance with the TSX Venture Exchange ("TSX-V") policies (note 7(e)).

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" which requires that stock-based payments to non-employees are accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest. The adoption of this new standard resulted in no changes to amounts previously reported. No compensation cost was recognized for stock-based employee compensation awards.

The CICA Accounting Standards Board amended Handbook Section 3870 to require companies to account for employee stock options using the fair value based method, beginning January 1, 2004. In accordance with the transitional option permitted under the amended Section 3870, the Company in 2003 elected to prospectively apply the fair value based method to all options granted on or after January 1, 2003. There were no stock options issued during the year ended December 31, 2003 and accordingly, no compensation expense was recorded. The Company has not disclosed the pro forma effect of accounting for 2002 employee award grants under the fair value method as these awards vested in 2002.

(h) Foreign currency translation:

The functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

2. Significant accounting policies (continued):

(i) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management's estimation, more likely than not to be realized.

(j) Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive. The loss per share amounts have been restated to reflect the ten for one share consolidation which occurred during the 2003.

(k) Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3. Mineral properties:

						Total
	San Antonio	Santo Nino (a)	San Taco (b)	Topia Main Block (c)	Topia II to IV	2004	2003

Balance, beginning of year	$-	$-	$-	$-	$-	$-	$-

Acquisition (note 4)	-	68,542	403,634	1,050,973	-	1,523,149	-
Option payments	-	38,762	64,461	127,280	-	230,503	-
Staking	-	-	-	-	12,602	12,602	-
Analysis	3,564	6,456	6,196	46,883	-	63,099	-
Drilling	-	-	-	732,494	-	732,494	-
Field costs	-	656	656	4,259	-	5,571	-
Geology	17,065	37,834	97,585	281,096	6,102	439,682	-
Land taxes	3,191	10,784	3,198	68,569	1,043	86,785	-
Mine rehabilitation	-	-	-	8,588	-	8,588
Miscellaneous	11	1,109	213	4,034	-	5,367
Project administration	9,469	6,025	4,141	99,797	6,120	125,552	-

	33,300	170,168	580,084	2,423,973	25,867	3,233,392	-

Balance, end of year	$ 33,300	$170,168	$580,084	$2,423,973	$ 25,867	$ 3,233,392	$-

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

3. Mineral properties (continued):

(a) Santo Nino Project:

Effective February 11, 2004, the Company entered into an option agreement (the "Santo Nino Option Agreement") which grants the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$165,000 as follows:

(i) US$20,000 within 10 days of the date of registration at the Mining registry of the option agreement;

(ii) US$50,000 in five payments of US$10,000 each to be made by the conclusion of each semester following the date of registration of the option agreement;

(iii) US$95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

During the year ended December 31, 2004, the Company made the US$20,000 payment in accordance with (i) above and made the first US$10,000 of five payments in accordance with (ii) above and the second US$10,000 payment subsequent to December 31, 2004.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on this concession.

(b) San Taco Project:

Effective February 28, 2004, the Company entered into an option agreement (the "San Taco Option Agreement") which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mning District, State of Chihuahua, Mexico. In consideration for the right and purchase option, the Company must make payments totalling US$965,000 as follows:

(i) US$50,000 within 30 days of the signing of the option agreement;

(ii) US$75,000 by the first anniversary of the date of signing the option agreement;

(iii) US$100,000 by the second anniversary of the date of signing the option agreement;

(iv) US$740,000 by the third anniversary of the date of signing the option agreement.

During the year ended December 31, 2004, the Company made the US$50,000 payment in accordance with (i) above and subsequent to December 31, 2004, made the US$75,000 payment in accordance with (ii) above.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

3. Mineral properties (continued):

(c) Topia Mine Project:

Effective February 18, 2004, the Company entered into an option agreement (the "Topia Option Agreement") which grants the Company the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico. In consideration for the right and purchase option, the Company must make payments totalling US$1,426,919 as follows:

(i) US$100,000 within 10 days of the date of registration at the Mining registry of the option agreement;

(ii) US$150,000 within 5 days of the date the Company notifies the optionor of its decision to exercise the option (notice must be given within 45 days of the one year term);

(iii) US$200,000 on the date of signing of the purchase agreement, to take place no later than 2 months following the date the Company notifies the optionor of its decision to exercise the option;

(iv) Three annual payments of US$300,000, US$300,000 and US$376,919 each of the first, second and third year, respectively, commencing 18 months after the date the Company notifies the optionor of its decision to exercise the option.

In addition to the payments to the optionor, the Company has agreed to assume the debt currently encumbering the property, totalling US$1,094,759 (certain interest charges may apply) upon signing of the purchase agreement. The debt owing is secured by the Topia Mine assets. US$200,148 is payable in full at the time of signing of the purchase agreement. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

During the year ended December 31, 2004, the Company made the US$100,000 payment in accordance with (i) above. The Company exercised its option to acquire 100% subsequent to December 31, 2004 and made the US$150,000 payment in accordance with (ii) above.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

4. Acquisition:

On February 5, 2004, the Company completed the acquisition of 100% of the issued and outstanding shares of Minera Mexicana EI Rosario, S.A. de C.V. ("MMR"), a company incorporated under the laws of United Mexican States, for cash consideration of $50,000 and the issuance of 2,250,000 common shares with a market value of $1,030,500. The 2,250,000 common shares are held in escrow and subject to release over a three-year period (note 7(b)(vii)). The Company incurred costs related to the acquisition of $22,167.

At the time of acquisition, MMR had no current or prior period operations and only held a current receivable balance and letters of intent agreements to enter into option agreements related to the Santo Nino, San Taco and Topia Mine projects (note 3).

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

4. Acquisition (continued):

The cost of the purchase was allocated to the assets and liabilities as at February 5, 2004 as follows:

Assets acquired:
Current assets	$ 6,000
Mineral property agreements	1,523,149

1,529,149

Liabilities assumed:
Future income tax liabilities	(426,482)

$1,102,667

Consideration given:
Share consideration	1,030,500
Cash and costs of acquisition	72,167

$1,102,667

5. Due to related parties:

The amounts due to related parties are as follows:

	2004	2003

Victoria Petroleum N.L.	$ -	34,983

Included in interest expense is $543 (2003 - $4,003) in interest paid to related parties.

Pursuant to Debt Settlement Agreements effective April 29, 2003, the Company settled $158,664 owing to Victoria Petroleum USA, Inc. in exchange for 158,664 post consolidation common shares at a value of $1 per share in 2003.

6. Due to officers and directors:

Amounts are due to certain officers and directors of the Company in respect of cash advances, management fees and reimbursement of costs and do not bear interest, are unsecured, and have no specified terms of repayment. Pursuant to Debt Settlement Agreements effective April 29, 2003, the Company settled $48,750 owing to directors in exchange for 48,750 post consolidation common shares at a value of $1 per share in 2003.

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

7. Capital stock:

(a) Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

At the Annual and Special Meeting of Shareholders of the Company held on June 26, 2003, the shareholders approved by special resolution a consolidation of the Company's common shares whereby every ten common shares of the Company before consolidation became one common share after consolidation. The stock consolidation has been reflected in these consolidated financial statements, and all applicable references as to the number of shares and per share information have been restated.

(b) Issued:

The continuity of the Company's issued share capital is as follows:

	Number of common shares	Stated value

Balance, December 31, 2002	1,442,698	$1,152,233
Debt settlement (i)	211,834	211,834
Private placement at $0.35 per unit, net of costs (ii)	725,000	243,178
Private placement at $0.35 per unit, net of costs (iii)	1,833,600	552,192
Issue of warrants for financing services	-	(69,498)

Balance, December 31, 2003	4,213,132	2,089,939
Private placement at $0.37 per unit, net of costs (iv)	2,280,500	838,077
Short form offering at $0.56 per unit, net of costs (v)	3,783,085	1,853,621
Private placement at $0.50 per unit, net of costs (vi)	3,000,000	1,364,407
Exercise of "A" warrants at $0.45 per share	272,500	122,625
Exercise finders' warrants at $0.45 per share	14,460	6,507
Exercise agents' warrants at $0.45 per share	5,000	2,250
Consideration on acquisition (note 4)	2,250,000	1,030,500
Issue of warrants for financing services	-	(242,602)
Reclass from contributed surplus on exercise of warrants	-	3,271

Balance, December 31, 2004	15,818,677	$7,068,595

(i) Pursuant to Debt Settlement Agreements effective April 29, 2003, the Company settled $211,834 of outstanding debt to related parties (note 5), directors (note 6) and other creditors through the issuance of 211,834 common shares of the Company at $1.00 per share.

(ii) On October 23, 2003, the Company issued by private placement 725,000 units at $0.35 per unit for gross proceeds of $253,750 and paid cash issue costs of $10,572. Each unit consists of one common share of the Company and one half of one non-transferable series A share purchase warrant. Each whole warrant entitled the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. The Company also issued 29,000 finder's warrants with each finder's warrant entitling the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. The fair value of the finders' warrants of $4,562 is recorded as a cost of financing and is included in contributed surplus.

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

7. Capital stock (continued):

(b) Issued (continued):

(iii) On December 23, 2003, the Company issued by private placement 1,715,000 units at $0.35 per unit for gross proceeds of $600,250 and paid cash issue costs of $48,058. Each unit consists of one common share of the Company and one non-transferable series B share purchase warrant. Each whole warrant entitled the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. During the year ended December 31, 2004, the series B share purchase warrants were granted an extension of their expiration date by the TSX-V of an additional three months. The Company issued the private placement agent 257,250 agent's warrants with each agent's warrant entitling the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. The Company also issued the agent 50,000 common shares at a price of $0.35 per share as a corporate finance fee in connection with this private placement. The private placement agent elected to be paid half of its commission in the amount of $24,010 in the form of 68,600 agent's units. Each agent's unit consists of one common share of the Company and one non-transferable warrant with each agent's warrant entitling the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. The fair value of agent's warrants, including agent's warrants underlying the agent's units, of $64,936 is recorded as a cost of financing and is included in contributed surplus.

(iv) On January 14, 2004, the Company issued by private placement 2,280,500 units at a price of $0.37 per unit for gross proceeds of $843,785 and paid issue costs of $5,708. Each unit consists of one common share of the Company and one non-transferable series C share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.45 for a period of twelve months. Directors of the Company participated by acquiring 150,000 units.

(v) On March 29, 2004, the Company closed the financing under its Short Form Offering Document having an Effective Date of March 10, 2004 and issued 3,571,428 units at a price of $0.56 per unit for gross proceeds of $2,000,000 and paid issue costs of $48,907. Each unit consists of one common share of the Company and one-half of one non-transferable series D share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the series D share purchase warrants were granted an extension of their expiration date by the TSX-V of an additional two months. The Company issued the private placement agent 535,714 agent's warrants with each agent's warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued the agent 100,000 common shares at a price of $0.60 per share as a corporate finance fee. The agent was paid commissions of $97,472 in cash and $62,528 in the form of 111,657 agent's units valued at $0.56 per unit. Each agent's unit consists of one common share of the Company and one-half of one non-transferable warrant with each whole agent's warrant entitling the holder to acquire one common share of the Company at $0.62 per share for a period of twelve months. The fair value of agent's warrants of $132,802 is recorded as a cost of financing and is included in contributed surplus.

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

7. Capital stock (continued):

(b) Issued (continued):

(vi) On April 23, 2004, the Company issued by private placement 3,000,000 units at a price of $0.50 per unit for gross proceeds of $1,500,000 and paid issue costs of $15,593. Each unit consists of one common share of the Company and one-half of one non-transferable series E share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the series E share purchase warrants were granted an extension of their expiration date by the TSX-V of an additional one month. The Company issued the private placement broker 450,000 agent's warrants with each agent's warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The broker was paid a commission of $120,000. The fair value of agent's warrants of $109,800 is recorded as a cost of financing and is included in contributed surplus.

(vii) Included in issued capital stock are 1,687,500 (2003 -nil) common shares held in escrow. During the year ended December 31, 2004 562,500 (2003 -nil) were released pursuant to the escrow agreement.

(c) Contributed surplus:

Balance, December 31, 2002	$ -
Issue of warrants for financing services	69,498

Balance, December 31, 2003	69,498
Issue of warrants for financing services	242,602
Reclassification to common shares on exercise of warrants	(3,271)
Stock-based compensation for non-employee awards	167,099
Stock-based compensation for employee awards	226,751

Balance, December 31, 2004	$702,679

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

7. Capital stock (continued):

(d) Share purchase warrants:

The continuity of share purchase warrants for 2004 is as follows:

Series	Exercise price	Expiry date	Balance December 31, 2003	Issued	Exercised	Expired	Balance December 31, 2004

Purchase warrants	1.20	Sep 27, 2004	25,000	-	-	(25,000)	-
Series A warrants	0.45	Oct 22, 2004	362,500	-	(272,500)	(90,000)	-
Finders' warrants	0.45	Oct 22, 2004	29,000	-	(14,460)	(14,540)	-
Series B warrants	0.45	Dec 22, 2004	1,715,000	-	-	-	1,715,000
(extended to)		Mar 22, 2005
Agent's warrants	0.45	Dec 22, 2004	325,850	-	(5,000)	(320,850)	-
Series C warrants	0.45	Jan 13, 2005	-	2,280,500	-	-	2,280,500
Series D warrants	0.62	Mar 28, 2005	-	1,785,714	-	-	1,785,714
(extended to)		May 27, 2005
Agents' warrants	0.62	Mar 28, 2005	-	591,543	-	-	591,543
Series E warrants	0.62	Apr 22, 2005	-	1,500,000	-	-	1,500,000
(extended to)		May 27, 2005
Agents' warrants	0.62	Apr 22, 2005	-	450,000	-	-	450,000

			2,457,350	6,607,757	(291,960)	(450,390)	8,322,757

The continuity of share purchase warrants for 2003 is as follows:

Series	Exercise price	Expiry date	Balance December 31, 2002	Issued	Exercised	Expired	Balance December 31, 2003

Purchase warrants	$1.20	Aug 2, 2003	251,500	-	-	(251,500)	-
Purchase warrants	1.20	Sep 27, 2004	25,000	-	-	-	25,000
Series A warrants	0.45	Oct 22, 2004	-	362,500	-	-	362,500
Finders' warrants	0.45	Oct 22, 2004	-	29,000	-	-	29,000
Series B warrants	0.45	Dec 22, 2004	-	1,715,000	-	-	1,715,000
Agent's warrants	0.45	Dec 22, 2004	-	325,850	-	-	325,850

			276,500	2,432,350	-	(251,500)	2,457,350

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

7. Capital stock (continued):

(e) Stock options:

Pursuant to the policies of the TSX-V, the Company may grant incentive stock options to its officers, directors, employees and consultants. TSX-V policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company's 2003 Incentive Stock Option Plan, stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the outstanding issue of the Company at the time of granting and may not exceed 5% of the outstanding issue to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of stock options is determined by the board of directors of the Company by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant's employment. Vesting of options is made at the time of granting of the options at the discretion of the board of directors unless otherwise specified. Once approved and vested, options are exercisable at any time.

The continuity of common share stock options for 2004 is as follows:

Exercise price	Expiry date	Balance December 31, 2003	Granted	Cancelled/ expired	Balance December 31, 2004

$1.00	June 4, 2006	40,000		(40,000)	-
1.60	August 20, 2006	30,000		(30,000)	-
0.45	February 8, 2009	-	790,000		790,000
0.52	April 5, 2009	-	60,000		60,000
0.52	April 30, 2009	-	400,000		400,000
0.45	May 25, 2009	-	100,000		100,000

		70,000	1,350,000	(70,000)	1,350,000

Weighted average exercise price		$1.26	$0.47	$1.26	$0.47

As at December 31, 2004, 1,250,000 options with a weighted average exercise price of $0.47, were exercisable.

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

7. Capital stock (continued):

(e) Stock options (continued):

The continuity of common share stock options for 2003 is as follows:

Exercise price	Expiry date	Balance December 31, 2002	Granted	Cancelled/ expired	Balance December 31, 2003

$1.00	December 4, 2003	30,000	-	(30,000)	-
1.00	June 4, 2006	40,000	-	-	40,000
1.60	August 20, 2006	30,000	-	-	30,000
1.60	August 15, 2003	20,000	-	(20,000)	-
1.60	August 20, 2006	10,000	-	(10,000)	-

		130,000		(60,000)	70,000

		$1.28	$ -	$1.30	$1.26

The Company applies the fair value based method of accounting for stock options granted after January 1, 2003. During the year ended December 31, 2003, the Company recorded no compensation expense for the fair value of stock options as no stock options were granted during the year. The weighted average fair value of options granted during 2004 was $0.29. The average fair value per option was determined using the following weighted average assumptions:

Risk-free interest rate	2.9%
Dividend yield	0%
Expected life	2.4 years
Volatility	96%

(f) Advances on share subscription:

As at December 31, 2004, the Company received a total of nil (2003 - $261,775) in advances on share subscription to be applied to future private placements.

8. Related party transactions:

(a) Amounts due to related parties consist of $37,654 (2003 - $174,487) due to directors, officers and companies controlled by directors or an officer of the Company. The balance is payable on demand, unsecured and without interest.

(b) Included in mineral properties (note 3) are amounts totalling $97,718 (2003 - nil) for geological consulting costs provided to the Company by an officer and companies controlled by a director or an officer of the Company. The amounts are recorded at the exchange amount agreed to by the parties.

(c) Included in expenses are amounts totalling $186,065 (2003 - $43,462) for consulting, rent and office provided to the Company by an officer and companies controlled by directors or an officer of the Company. The amounts are recorded at the exchange amount agreed to by the parties.

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

9. Financial instruments:

As at December 31, 2004 and 2003, in all material respects, the carrying amounts for the Company's cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, due to related parties and due to officers and directors approximate fair value due to the short term nature of these instruments. The fair value of short-term investments is $1,752,200 at December 31, 2004 (2003 - $20,600).

10. Income taxes:

The Company's effective tax rate differs from the statutory tax rate as the benefit of the current year's loss has not been recognized.

The significant components of the Company's future income tax assets are as follows:

	2004	2003

Future income tax assets:
Equipment, resource properties and other	$1,596,474	$1,427,498
Capital and operating losses	1,344,139	1,032,535

Total future income tax assets	2,940,613	2,460,033
Valuation allowance	(2,940,613)	(2,460,033)

Future income tax assets, net of allowance	-	-

Future income tax liabilities: Mineral properties (note 4)	(387,973)	-

Net future income tax liabilities	$ (387,973)	$ -

At December 31, 2004, the Company has Canadian operating losses of $2,647,000 (2003 - $1,918,000) and capital losses of $1,989,000 (2003 - $1,989,000). The capital losses are without expiry, and the operating losses expire at various dates to 2011.

11. Subsequent events:

(a) Subsequent to December 31, 2004, the Company granted options to acquire 325,000 common shares with an exercise price of $0.45 per share and expiring February 27, 2010.

(b) Subsequent to December 31, 2004, series B share purchase warrants to purchase 1,140,000 common shares at a price of $0.45 per share were exercised for total proceeds of $513,000.

(c) Subsequent to December 31, 2004, series C share purchase warrants to purchase 1,142,500 common shares at a price of $0.45 per share were exercised for total proceeds of $514,125.

(d) Subsequent to December 31, 2004, on January 19, 2005, the Company signed a letter of intent for an option to acquire a 100% interest in the Virimoa Gold Property located in the Topia Minining District, State of Durango, Mexico. The terms of the agreement call for the Company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 common shares, respectively, over a period of three years, to the property owner, Minera Acero del Fuego, S.A. de C.V., a private Mexican company. If the option is exercised, Acero del Fuego will retain a 2% NSR, half of which can be purchased for US$1,000,000. The letter of intent was accepted for filing by the TSX-V.

GREAT PANTHER RESOURCES LIMITED
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

	2004	2003

Accounting and audit:: Incurred Stock-based compensation	$ 84,664 43,046	$ 27,000 -
Automobile	2,452	11,266
Bank charges and interest	6,515	5,429
Consulting: Incurred Stock-based compensation	189,140 124,053	2,538 -
Courier	4,071	670
Due diligence	(507)	46,190
Filing fees	45,179	13,834
Foreign exchange	(33,504)	(12,161)
General exploration expense	60,562	-
Investor relations	110,741	7,355
Legal	57,446	19,391
Office costs	18,000	18,000
Office supplies	14,065	2,177
Parking	196	1,990
Printing	17,383	3,299
Rent	27,191	25,462
Salaries: Incurred Stock-based compensation	22,564 22,443	- -
Storage	833	9,595
Telephone	5,265	77
Transfer agent fees	9,780	8,039
Travel	68,369	1,000

	$ 899,947	$ 191,151

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

_______________________________________________

Kaare G. Foy, Chief Financial Officer
and Chairman
Date: May 18, 2005